SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of July 2020

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding operational statistics for the first half of 2020 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on July 31, 2020.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中国石化
SINOPEC

中 国 石 油 化 工 股 份 有 限 公 司

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Operational Statistics for the First Half of 2020

This is an announcement voluntarily made by China Petroleum & Chemical Corporation (the “Sinopec Corp.”) in connection with certain matters relating to the operational statistics for the first half of 2020 of Sinopec Corp.

The board of directors and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the truthfulness, accuracy and completeness of the information contained herein.

Production	Unit	1H 2020	1H 2019	Change%
Oil and gas	mmboe	225.71	226.63	(0.4)
Crude Oil	mmbbls	140.27	141.68	(1.0)
China	mmbbls	124.05	124.05	0.0
Overseas	mmbbls	16.22	17.63	(8.0)
Natural Gas(Note 1)	bcf	512.40	509.50	0.6

Refinery Throughput(Note 2)	Million tonnes	110.95	123.92	(10.5)
Gasoline	Million tonnes	26.82	31.33	(14.4)
Diesel	Million tonnes	30.47	32.24	(5.5)
Kerosene incl. Jet Fuel	Million tonnes	9.90	15.37	(35.6)
Light Chemical Feedstock	Million tonnes	19.00	20.04	(5.2)

Ethylene	'000 tonnes	5,776	6,160	(6.2)
Synthetic Resins	'000 tonnes	8,376	8,429	(0.6)
Synthetic Fibers	'000 tonnes	573	633	(9.5)

Production	Unit	1H 2020	1H 2019	Change%
Synthetic Rubbers	'000 tonnes	526	529	(0.6)

Total Domestic Sales Volume of Refined Oil Products	Million tonnes	77.75	91.77	(15.3)
Retail	Million tonnes	52.50	60.06	(12.6)
Direct sales & Distribution	Million tonnes	25.24	31.72	(20.4)

Important Notice: The operational statistics for the first half of 2020 as listed in the above table are based on Sinopec Corp.’s current statistical survey. Sinopec Corp. will release its final operational statistics in its interim report, which may be different from, and in such cases shall prevail, the above.

Note 1: Natural gas production conversion rate is 1 cubic meter = 35.31 cubic feet
Note 2: Refinery throughput conversion rate is 1 tonne = 7.35 barrels
Note 3: The above table includes 100% of the production from domestic Joint Ventures.

By order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President, Secretary to the Board

Beijing, PRC
31 July 2020

As of the date of this announcement, directors of the Company are: Zhang Yuzhuo*, Ma Yongsheng#, Yu Baocai*, Liu Hongbin#, Ling Yiqun#, Li Yong*, Tang Min+, Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: July 31, 2020